Exhibit 99.1

<u>HERITAGE COMMERCE CORP APPOINTS RAYMOND PARKER TO BANKING DIVISION</u>
<u>EXECUTIVE VP</u>

San Jose, CA – May 17, 2005 – Heritage Commerce Corp (Nasdaq: HTBK), parent company of Heritage Bank of Commerce, today announced that Raymond Parker has been selected as the Executive Vice President, Banking Division of Heritage Bank of Commerce. In this position, Mr. Parker will be responsible for building market share and profitability in core business markets.

"An experienced banker and a successful entrepreneur, Ray Parker is one of the region's best business bankers," said Walt Kaczmarek, President and CEO. "With more than 20 years of banking experience, Ray has the talent and the expertise to lead our business banking team."

Prior to founding his own firm, Parker worked for Union Bank of California. Over the course of his 24-year tenure at Union Bank, he rose through the ranks to become Executive Vice President of the Commercial Banking Group. Parker founded LoanXcel, a mortgage software company, in 1999 and currently serves on the Board of Directors of Exadel, Inc., a custom software development and integration leader.

"I am excited to join Heritage and believe we have great opportunities to further build a strong business banking franchise in the dynamic Bay Area market," said Parker.

Parker earned his Masters of Business Administration from the University of Southern California, and resides with his wife and daughter in Lafayette, California.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the third largest SBA lender in Northern California and eighth in the State, with Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Glendale, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.